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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65567

FACING PAGE

Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GS Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Rd. NE, Suite 1445, East Tower
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig F. Magher 404-233-4429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig F. Magher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GS Capital Management, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SARAH E GOLDEN
MY COMMISSION EXPIRES
NOTARY
PUBLIC
SEPTEMBER 14 2010
GWINNETT COUNTY
GEORGIA

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GS CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2006

GS CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
December 31, 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition

Statement of Income

Statement of Changes in Members' Equity

Statement of Cash Flows

Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

SUPPLEMENTARY DATA:

Computation of Net Capital

Reconciliation of Members' Equity

Reconciliation of Net Capital

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Rule 15c3-3 Matters

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Members
GS Capital Management, LLC

We have audited the accompanying statement of financial condition of **GS Capital Management, LLC** (a Georgia limited liability company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GS Capital Management, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 21, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:	
Cash in bank	$ 44,684
Commissions receivable	137,477
Total Current Assets	182,161
OTHER ASSETS	207
Total Assets	$ 182,368

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 5,247
Payable to related party	2,842
Total Current Liabilities	8,089
MEMBERS' EQUITY	174,279
Total Liabilities and Members' Equity	$ 182,368

The accompanying notes are an integral part of these financial statements.

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2006

REVENUES:	
Commission revenue	$ 1,086,287
OPERATING EXPENSES:	
Expense sharing with related party	34,854
Employee expenses	8,267
Professional fees	18,663
Licenses and fees	5,053
Miscellaneous expense	662
Total Operating Expenses	67,499
NET INCOME	$ 1,018,788

The accompanying notes are an integral part of these financial statements.

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2006

	Members' Equity
BALANCE, December 31, 2005	$ 86,191
Member distributions	(930,700)
Net income	1,018,788
BALANCE, December 31, 2006	$ 174,279

The accompanying notes are an integral part of these financial statements.

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,018,788
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	(105,940)
Other assets	(251)
Payable to related party	470
Accounts payable and accrued expenses	75
Net Cash Provided By Operating Activities	913,142
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(930,700)
Net Cash Used In Financing Activities	(930,700)
NET DECREASE IN CASH	(17,558)
CASH, BEGINNING OF YEAR	62,242
CASH, END OF YEAR	$ 44,684

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GS Capital Management, LLC (the "Company") was formed in 2002 as a Georgia limited liability company. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC).

The Company's sole source of revenue is commissions earned from alternative investment vehicles, principally private investment fund partnerships (the "funds"). These commissions are generally based on a contractual percentage of fees earned by the funds from which the investors introduced to the funds by the Company; such fees in turn are generally based on a percentage of the investors' investments in the funds. The Company operates a single office in Atlanta, Georgia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed federally insured amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Commissions receivable are unsecured and are generally due to the Company within a specified number of days after the funds receive the fees from the investors in the funds. The Company performs on-going credit evaluations of its clients and maintains an allowance for doubtful accounts when considered necessary. At December 31, 2006, commissions receivable were comprised of two customers.

Revenue and Expense Recognition

Commission revenue is received periodically but is recognized as earned on a pro rata basis over the terms of the contracts with the funds. During 2006, substantially all revenues were comprised of two accounts.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

2. RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a member whereby the Company receives use of office space, computers, as equipment and other support, and is allocated a percentage of expenses that relate to operation of the Company. In 2006, the Company paid $34,854 to the related party under the arrangement, of which $2,842 was payable at December 31, 2006.

3. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. The Company funds 100% of contributions for its employees while the member contributions are funded through distributions from their capital accounts. The Company's contributions for employees were $6,267 in 2006.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2006, the ratio of aggregate indebtedness to net capital was .22 to one, and net capital was $36,595, which was $31,595 more than required.



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
GS Capital Management, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and information related to Rule 15c3-3 matters are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 21, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

GS CAPITAL MANAGEMENT, LLC

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2006	$	174,279
Less non-allowable assets		137,684
Net Capital	$	36,595

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	36,802
Audited financial statement adjustments to non-allowable assets		137,477
Members' Equity per Audited Financial Statements	$	174,279

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	36,595
Audited financial statement adjustments to non-allowable assets		-
Net Capital Per Audited Financial Statements	$	36,595

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	8,089
Total Aggregate Indebtedness	$	8,089
Ratio of Aggregate Indebtedness to Net Capital		.22 to 1

<u>GS CAPITAL MANAGEMENT, LLC</u>

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to GS Capital Management, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. GS Capital Management, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
GS Capital Management, LLC

In planning and performing our audit of the financial statements and supplementary data of **GS Capital Management, LLC** (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 21, 2007

END